Exhibit 99.1

Vermilion Energy Trust Reports Third Quarter Results for the Three and Nine Month Periods Ended September 30, 2009

CALGARY, Alberta--(BUSINESS WIRE)--November 6, 2009--Vermilion Energy Trust (“Vermilion” or the “Trust”) (TSX – VET.UN) is pleased to report interim operating and unaudited financial results for the three and nine month periods ended September 30, 2009.

Third Quarter Highlights:

  Recorded production of 30,418 boe/d in the third quarter of 2009, compared to 32,238 boe/d recorded in the second quarter of 2009. Vermilion shut-in approximately 1,000 boe/d of equivalent production in Canada in response to low natural gas prices which resulted in a 350 boe/d average reduction in third quarter volumes. Unscheduled down time in Australia due to a gas lift compressor failure resulted in a 350 boe/d shortfall in production from the Wandoo field. The remainder of the third quarter production decrease was due to natural declines.
  Generated fund flows from operations of $69.3 million ($0.89 per unit) in the third quarter of 2009 as compared to $85.5 million ($1.10 per unit) in the second quarter of 2009. The decrease in fund flows from operations reflects lower production volumes and the absence of one-time factors that benefitted second quarter results. A significant build in crude oil inventories in Australia during the third quarter resulted in a deferral of fund flows from operations of approximately $0.03 per unit in the quarter.
  Successfully drilled and completed the first of a three well program in the Netherlands. Vermilion has completed sustained tests on the Vinkega #1 well at gross rates in excess of 30 mmcf/d from two separate formations. The well was drilled on the Gorredijk concession in which Vermilion holds a 42.3% interest. A full development and production plan will be submitted for regulatory approval, and production from this well is not expected until late 2010.
  Completed a multi-stage fracture treatment of a horizontal gas well in the Drayton Valley resulting in initial flow rates of approximately 600 boe/d from this 100% working interest well. Vermilion continues to develop a large inventory of tight gas candidates and Cardium oil candidates in the Drayton Valley region.
  Total net debt increased from $236.7 million at the end of the second quarter of 2009 to $440.0 million at the end of the third quarter of 2009, reflecting the initial payment for the Corrib asset acquisition and Vermilion’s share of capital expenditures on this project effective January 1, 2009. Non-Corrib development capital spending totalled $29.0 million in the third quarter.
  Subsequent to the end of the quarter, Vermilion issued 7,282,000 trust units at $30.90 per unit generating net proceeds of $213.8 million. The proceeds of the equity offering will be used to reduce bank indebtedness which will leave Vermilion in a strong financial position to take advantage of future acquisition opportunities.
  Verenex Energy Inc. (“Verenex"), in which Vermilion holds 18,760,540 common shares representing a 42% equity ownership position (38% on a fully diluted basis), has entered into a definitive arrangement agreement (the “Agreement”) with the Libyan Investment Authority (the “LIA”) pursuant to which the LIA, through a subsidiary, has agreed to acquire all of the Verenex shares issued and outstanding upon completion of the transaction at a price per share in cash equal to $7.09 plus any positive net working capital at the time of completion of the transaction. The transaction will be completed by way of plan of arrangement (the "Arrangement"), to be submitted to the holders of Verenex securities (Verenex shares, options and performance warrants) for approval at a meeting scheduled for December 11, 2009.
  Generated a positive total return to investors of 24.2% for the nine month period ended September 30, 2009.

Conference Call and Audio Webcast Details:

Vermilion will discuss these results in a conference call to be held on Friday, November 6, 2009. The conference call will begin at 9:00 AM MST (11:00 AM EST). To participate, you may call toll free 1.877.407.9205 (North America) or 1.201.689.8054 (International). The conference call will also be available on replay by calling 1.877.660.6853 (North America) or 1.201.612.7415 (International) using account number 286 and conference ID number 333653. The replay will be available until midnight eastern time on November 13, 2009.

You may also listen to the audio webcast by clicking http://www.investorcalendar.com/IC/CEPage.asp?ID=149991 or visit Vermilion’s website at http://www.vermilionenergy.com/ir/eventspresentations.cfm.

HIGHLIGHTS
	Three Months Ended		Nine Months Ended
	Sept 30,	Sept 30,	Sept 30,	Sept 30,
Financial ($000’s CDN except unit and per unit amounts)	2009	2008	2009	2008
Petroleum and natural gas revenue	$150,183	$245,712	$459,207	$816,576
Fund flows from operations	69,311	131,834	223,217	441,577
Per unit, basic [1]	0.89	1.73	2.86	5.78
Capital expenditures	50,781	37,402	119,208	105,971
Acquisitions, including acquired working capital deficiency	182,581	959	200,129	46,387
Net debt			439,968	222,185
Reclamation fund contributions and asset retirement costs incurred	1,019	12,697	5,285	14,988
Cash distributions per unit	0.57	0.57	1.71	1.71
Distributions declared	40,677	39,810	121,366	118,652
Less DRIP	-	-	-	18,453
Net distributions	40,677	39,810	121,366	100,199
% of fund flows from operations distributed, gross	58.7%	30%	54.4%	27%
% of fund flows from operations distributed, net	58.7%	30%	54.4%	23%
Total net distributions, capital expenditures, reclamation fund contributions and asset retirement costs incurred
	$92,477	$89,909	$245,859	$221,158
% of fund flows from operations	133%	68%	110%	50%
% of fund flows from operations (excluding capital expenditures on the Corrib project)	102%	68%	100%	50%
Trust units outstanding [1]
Adjusted basic			78,502,530	76,904,192
Diluted			79,989,918	79,149,782
Weighted average trust units outstanding [1]
Adjusted basic			78,126,260	76,387,515
Diluted			78,920,821	78,114,281
Unit trading
High			$34.00	$45.50
Low			$20.02	$31.00
Close			$29.58	$34.06
Operations
Production
Crude oil (bbls/d)	17,762	17,479	18,462	17,848
Natural gas liquids (bbls/d)	1,568	1,563	1,564	1,590
Natural gas (mcf/d)	66,524	77,305	71,007	80,834
Boe/d (6:1)	30,418	31,927	31,860	32,910
Average reference price
WTI ($US/bbl)	$68.30	$117.98	$57.00	$113.29
Brent ($US/bbl)	68.27	114.78	57.15	111.02
AECO ($CDN/mcf)	2.94	7.74	3.77	8.62
Netherlands reference (Euro/GJ)	4.58	8.06	6.05	7.24
Foreign exchange rate ($US/$CDN)	0.91	0.96	0.85	0.98
Foreign exchange rate (Euro/$CDN)	0.64	0.64	0.63	0.65
Average selling price
Crude oil and natural gas liquids ($CDN/bbl)	70.00	100.83	63.94	112.93
Natural gas ($CDN/mcf)	4.20	9.71	5.66	9.71
Netbacks per boe (6:1)
Operating netback	32.19	56.31	32.76	61.69
Fund flows netback	24.79	44.86	25.67	48.97
Operating costs	$12.24	$12.10	$11.81	$11.31

[1] Includes trust units issuable for outstanding exchangeable shares based on the period end exchange ratio

The above table includes non-GAAP measures which may not be comparable to other companies. Please see “Non-GAAP Measures” under MD&A section for further discussion.

THIRD QUARTER OUTLOOK

Vermilion anticipates fourth quarter 2009 production will be slightly below third quarter 2009 levels reflecting normal declines, some continued shut-in of Canadian gas volumes and some temporary, drilling-related shut-ins of production in the Netherlands. Vermilion expects to meet or exceed its previously stated full-year guidance of between 30,000 boe/d and 31,000 boe/d for 2009.

Development capital spending for 2009 is expected to be approximately $195 million, including $50 million of development expenditures related to the Corrib natural gas project that have not been booked as part of the initial acquisition cost. During the fourth quarter of 2009 Vermilion anticipates it will drill and complete two additional wells in the Netherlands, participate in the drilling of one to two Cardium horizontal wells in Canada and participate in the drilling of a horizontal Notikewin well.

Vermilion’s Board of Directors has approved an initial capital program ranging from $295 million to $330 million for 2010 that includes approximately $145 million of development expenditures related to the Corrib natural gas project. The Corrib natural gas project in Ireland is expected to increase Vermilion’s production by approximately 9,000 boe/d once first gas is achieved and could add $200 million per year in additional fund flows from operations net to Vermilion, based on current forward pricing curves for UK natural gas. On November 2, 2009, the Corrib Gas partners received a detailed letter from An Bord Pleanála (the “Board”) in respect of their application for a modified onshore pipeline route. The partners note the Board’s provisional view that “it would be appropriate to approve the proposed onshore pipeline development should alterations be made to the proposed development”. The Corrib Gas partners will now give detailed consideration to the Board’s specific requests for further information and modifications to the route. The Corrib partners have until February 5, 2010 to respond to ABP’s concerns.

Depending on the level and timing of capital expenditures in 2010, Vermilion expects production volumes to range between 29,000 boe/d and 31,000 boe/d for the year. Exit production rates for 2010 are expected to be at the higher end of this guidance due to the timing of production tie-ins on several projects including Netherlands and Australian drilling programs.

Vermilion’s Canadian development programs have begun to focus on horizontal technology plays, including Cardium oil wells and selected liquid-rich tight gas reservoirs that populate Vermilion’s Drayton Valley portfolio. Vermilion has developed a significant inventory of opportunity on its existing land base in this area. To date, over 40 prospective Cardium oil sections, each which could support up to four horizontal wells and 45 horizontal tight gas locations have currently been identified and the inventory level continues to grow as we work in the area. Additional details regarding these plays can be found on our most recent investor presentation on our website. Workovers and recompletions of multiple-zone, tight gas reservoirs will also remain a mainstay of the Canadian capital program, although the level of activity will depend on the strength of natural gas prices.

In France, Vermilion is working toward the development of a pilot enhanced oil recovery (“EOR”) flood for the Chaunoy Field in the Paris Basin. Most of the work in 2010 will be reservoir and equipment related, with the initial CO2 pilot flood not scheduled to begin until 2011. Results from the initial flood, which will determine the viability of the commercial advancement of a full EOR plan, are not expected until 2012. The Chaunoy field is estimated to have contained initial oil in place of 230 million boe of which approximately 78 million boe has been recovered to date (34%). A successful CO2 flood could increase the recovery factor from this reservoir by up to 10%.

In the Netherlands, Vermilion successfully drilled and tested its first exploration well at Vinkega on the Gorredijk concession in which Vermilion holds a 42.3% interest and is drilling two developmental wells at Middelburen (92.5% working interest) and Middenmeer (92.5% working interest). If successful, the latter two wells could be completed and tied in during the first half of 2010, while the Vinkega well will not be tied in before late 2010. The Vinkega well tested at sustained rates in excess of 30 mmcf/d and is expected to add to Vermilion’s net production volumes in 2011 in the Netherlands. Full delineation of this pool may require the drilling of additional wells and Vermilion currently has approval for the second well in this pool if it is required. The success Vermilion has recorded in drilling the first Netherlands prospect which we have categorized as “small e” exploration provides incentive to continue with this program. Vermilion currently has an inventory of more than 30 prospects in the Netherlands and current plans are to potentially drill the next exploration well at de Hoeve (42.3% working interest) in 2010. Vermilion has begun the process of licensing the next four wells for drilling in late 2010 and in 2011 and is pursuing three additional locations for 2012. Additional details with respect to Vermilion’s prospect inventory can be found on our most recent investor presentation on our website.

In Australia, Vermilion plans to drill three additional wells in the Wandoo Field in 2010, including two flank wells and an attic oil well. The cost of this three well program is forecasted to be approximately $45 million as compared to the $50 million spent for the two wells completed in December 2008. Those wells continue to produce at combined rates of nearly 1,400 boe/d compared to an initial combined rate of over 2,000 boe/d. Wandoo production is expected to experience normal annual declines of between 15 percent and 20 percent until the new wells are drilled in late 2010. The new wells are anticipated to add combined production in excess of 1,500 boe/d.

Vermilion is planning to convert from a trust to a corporation by the end of September 2010, and plans to maintain its current business strategy which provides a high yield and measured growth to investors. At present, the Trust plans to maintain current distribution levels, however as the payment will take the form of a dividend, taxable investors will benefit from a significant increase in the related after tax value.

MANAGEMENT’S DISCUSSION AND ANALYSIS

The following is Management’s Discussion and Analysis (MD&A) dated November 4, 2009 of Vermilion’s operating and financial results as at and for the three and nine month periods ended September 30, 2009 compared with the corresponding periods in the prior year. This discussion should be read in conjunction with the unaudited interim consolidated financial statements for the period ended September 30, 2009 and the Trust’s audited consolidated financial statements for the years ended December 31, 2008 and 2007, together with accompanying notes, as contained in the Trust’s 2008 Annual Report.

NON-GAAP MEASURES

This report includes non-GAAP (“Generally Accepted Accounting Principles”) measures as further described herein. These measures do not have standardized meanings prescribed by GAAP and therefore may not be comparable with the calculations of similar measures for other entities.

“Fund flows from operations” represents cash flows from operating activities before changes in non-cash operating working capital and asset retirement costs incurred. Management considers fund flows from operations and per unit calculations of fund flows from operations (see discussion relating to per unit calculations below) to be key measures as they demonstrate the Trust’s ability to generate the cash necessary to pay distributions, repay debt, fund asset retirement costs and make capital investments. Management believes that by excluding the temporary impact of changes in non-cash operating working capital, fund flows from operations provides a useful measure of the Trust’s ability to generate cash that is not subject to short-term movements in operating working capital. As fund flows from operations also excludes asset retirement costs incurred, it assists management in assessing the ability of the Trust to fund current and future asset retirement costs. The most directly comparable GAAP measure is cash flows from operating activities. Fund flows from operations is reconciled to cash flows from operating activities below:

	Three Months Ended		Nine Months Ended
($000’s)	Sept 30, 2009	Sept 30, 2008	Sept 30, 2009	Sept 30, 2008
Cash flows from operating activities	$88,297	$168,251	$146,132	$517,152
Changes in non-cash operating working capital	(20,005)	(39,403)	71,800	(80,852)
Asset retirement costs incurred	1,019	2,986	5,285	5,277
Fund flows from operations	$69,311	$131,834	$223,217	$441,577

“Acquisitions, including acquired working capital deficiency” is the sum of “Acquisition of petroleum and natural gas properties” and “Corporate acquisition, net of cash acquired” as presented in the Trust’s consolidated statements of cash flows plus any working capital deficiencies acquired as a result of those acquisitions. Management considers acquired working capital deficiencies to be an important element of a property or corporate acquisition. Acquisitions, including acquired working capital deficiency is reconciled below:

	Three Months Ended		Nine Months Ended
($000’s)	Sept 30, 2009	Sept 30, 2008	Sept 30, 2009	Sept 30, 2008
Acquisition of petroleum and natural gas properties from consolidated statements of cash flows
	$125,074	$959	$142,622	$46,387
Corporate acquisition, net of cash acquired from consolidated statements of cash flows
	-	-	-	-
Working capital deficiencies acquired from investments and acquisitions (see financial statement notes for relevant period)

	57,507	-	57,507	-
Acquisitions, including acquired working capital deficiency	$182,581	$959	$200,129	$46,387

“Net debt” is the sum of long-term debt and working capital excluding the amount due pursuant to acquisition as presented in the Trust’s consolidated statements. Net debt is used by management to analyze the financial position and leverage of the Trust. Net debt is reconciled below to long-term debt which is the most directly comparable GAAP measure:

	As At	As At	As At
($000’s)	Sept 30, 2009	Dec 31, 2008	Sept 30, 2008
Long-term debt	$374,729	$197,651	$282,711
Current liabilities	198,939	250,275	214,903
Current assets	(133,700)	(240,173)	(275,429)
Net debt	$439,968	$207,753	$222,185

“Cash distributions per unit” represents actual cash distributions declared per unit by the Trust during the relevant periods.

“Net distributions” is calculated as distributions declared for a given period less proceeds received by the Trust pursuant to the Distribution Reinvestment Plan (“DRIP”). Distributions both before and after DRIP are reviewed by management and are also assessed as a percentage of fund flows from operations to analyze how much of the cash that is generated by the Trust is being used to fund distributions. The DRIP program was suspended on May 14, 2008, resulting in no proceeds in the current year. Net distributions is reconciled below to distributions declared, the most directly comparable GAAP measure:

	Three Months Ended		Nine Months Ended
($000’s)	Sept 30, 2009	Sept 30, 2008	Sept 30, 2009	Sept 30, 2008
Distributions declared	$40,677	$39,810	$121,366	$118,652
Issue of trust units pursuant to the distribution reinvestment plan	-	-	-	(18,453)
Net distributions	$40,677	$39,810	$121,366	$100,199

“Total net distributions, capital expenditures, reclamation fund contributions and asset retirement costs incurred” is calculated as the addition of net distributions as determined above plus the following amounts for the relevant periods from the Trust’s consolidated statements of cash flows: “Drilling and development of petroleum and natural gas properties”, “Contributions to reclamation fund” and “Asset retirement costs incurred.” This measure is reviewed by management and is also assessed as a percentage of fund flows from operations to analyze the amount of cash that is generated by the Trust that is available to repay debt and fund potential acquisitions. This measure is reconciled to the relevant GAAP measures below:

	Three Months Ended		Nine Months Ended
($000’s)	Sept 30, 2009	Sept 30, 2008	Sept 30, 2009	Sept 30, 2008
Distributions declared	$40,677	$39,810	$121,366	$118,652
Issue of trust units pursuant to the distribution reinvestment plan	-	-	-	(18,453)
Drilling and development of petroleum and natural gas properties	50,781	37,402	119,208	105,971
Contributions to reclamation fund	-	9,711	-	9,711
Asset retirement costs incurred	1,019	2,986	5,285	5,277
	$92,477	$89,909	$245,859	$221,158

“Netbacks” are per-unit of production measures used in operational and capital allocation decisions.

“Adjusted basic trust units outstanding” and “Adjusted basic weighted average trust units outstanding” are used in the per unit calculations on the Highlights schedule of this document and are different from the most directly comparable GAAP figures in that they include amounts related to outstanding exchangeable shares at the period end exchange ratio. As the exchangeable shares will eventually be converted into units of the Trust, management believes that their inclusion in the calculation of basic rather than only diluted per unit statistics provides meaningful information. “Diluted trust units outstanding” is the sum of “Adjusted basic trust units outstanding” plus outstanding awards under the Trust’s Unit Rights Incentive Plan and the Trust Unit Award Incentive Plan, based on current performance factor estimates. These measures are reconciled to the relevant GAAP measures below:

	As At	As At
	Sept 30, 2009	Sept 30, 2008
Trust units outstanding	71,410,933	69,845,521
Trust units issuable pursuant to exchangeable shares outstanding	7,091,597	7,058,671
Adjusted basic trust units outstanding	78,502,530	76,904,192
Potential trust units issuable pursuant to unit compensation plans	1,487,388	2,245,590
Diluted trust units outstanding	79,989,918	79,149,782
	As At	As At
	Sept 30, 2009	Sept 30, 2008
Basic weighted average trust units outstanding	70,963,460	69,322,375
Trust units issuable pursuant to exchangeable shares outstanding	7,162,800	7,065,140
Adjusted basic weighted average trust units outstanding	78,126,260	76,387,515

FORWARD-LOOKING INFORMATION

This document contains forward-looking financial and operational information as to the Trust’s internal projections and expectations relating to future events or performance. In some cases, forward-looking information can be identified by terminology such as “may”, “will”, “should”, “expects”, “projects”, “anticipates” and similar expressions. These statements represent management’s expectations concerning future operating results or the economic performance of the Trust and are subject to a number of risks and uncertainties that could materially affect results. These risks include, but are not limited to future commodity prices, exchange rates, interest rates, geological risk, reserves risk, political risk, product demand and transportation restrictions, which may cause actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed by such forward-looking statements. Accordingly, readers are cautioned that events or circumstances could cause results to differ materially from those predicted.

OPERATIONAL ACTIVITIES

In Canada, the Trust participated in the drilling of four wells (2.17 net) during the third quarter of 2009, resulting in two standing wells awaiting tie-in (1.2 net), one gas well (0.3 net) and one abandoned well (0.67 net). Vermilion completed a multistage fracture treatment on a well in Drayton Valley that yielded initial production of approximately 4 mmcf/d. Vermilion has plans for additional multi-stage completions of horizontal wells in the fourth quarter of 2009.

In France, Vermilion continues a steady program of workovers and recompletions providing a stabilizing influence on production.

In the Netherlands, Vermilion drilled and completed an exploration well at Vinkega in the third quarter. The well is currently being tested and has produced at rates in excess of 30 mmcf/d from two separate formations. A full development plan for this new discovery will be submitted for regulatory approval, after which the well will be tied in to production facilities. First production from the Vinkega well is anticipated near the end of 2010.

In Australia, the Wandoo B platform was shut down for a few days during the third quarter to repair a failed gas lift compressor. Preparation and planning for the 2010 drilling program is in progress.

PRODUCTION

Average production in Canada during the third quarter of 2009 was 3,601 bbls/d of oil and NGLs and 45.7 mmcf/d of natural gas (11,212 boe/d) compared to 3,769 bbls/d of oil and NGLs and 51.1 mmcf/d of natural gas (12,288 boe/d) in the second quarter of 2009. Reduced third quarter 2009 production resulted from a combination of normal declines and the voluntary shut-in of up to 1,000 boe/d due to low gas prices during the quarter. All but 200 boe/d of that production has been reinstated, but the impact on daily average production for the third quarter was 350 boe/d.

Production in France averaged 8,257 boe/d in the third quarter of 2009, slightly lower than the 8,628 boe/d produced in the second quarter of 2009. Third quarter 2009 production was impacted by two, non-operated gas compressor failures at Vic Bihl and higher than expected declines from some of the Cazaux field workovers. An ongoing workover and recompletion program is expected to hold production stable through the end of 2009.

Netherlands volumes averaged 3,351 boe/d in the third quarter of 2009, roughly equal to the 3,391 boe/d recorded in the second quarter of 2009. Some minor downtime is projected in the fourth quarter related to production shut-in for the drilling of the Middenmeer and Middelburen wells, which could impact fourth quarter production by as much as 200 boe/d.

Australia production averaged 7,598 boe/d in the third quarter of 2009, compared to 7,931 boe/d in the second quarter of 2009. The failure of a gas lift compressor, and subsequent downtime to repair the same resulted in an approximate loss of 350 boe/d during the quarter. Fourth quarter 2009 volumes are projected to remain at approximately 7,500 boe/d.

	Three Months Ended Sept 30, 2009				Nine Months Ended Sept 30, 2009
	Oil & NGLs	Natural Gas	Total		Oil & NGLs	Natural Gas	Total
	(bbls/d)	(mmcf/d)	(boe/d)%		(bbls/d)	(mmcf/d)	(boe/d)%
Canada	3,601	45.67	11,212	37	3,705	48.78	11,834	37
France	8,111	0.87	8,257	27	8,255	1.03	8,426	27
Netherlands	20	19.98	3,351	11	23	21.20	3,557	11
Australia	7,598	-	7,598	25	8,043	-	8,043	25
Total Production	19,330	66.52	30,418	100	20,026	71.01	31,860	100
	Three Months Ended Sept 30, 2008				Nine Months Ended Sept 30, 2008
	Oil & NGLs	Natural Gas	Total		Oil & NGLs	Natural Gas	Total
	(bbls/d)	(mmcf/d)	(boe/d)%		(bbls/d)	(mmcf/d)	(boe/d)%
Canada	4,113	51.48	12,693	40	4,215	51.38	12,778	39
France	8,682	1.14	8,872	28	8,541	1.17	8,737	27
Netherlands	27	24.69	4,142	13	24	28.28	4,737	14
Australia	6,220	-	6,220	19	6,658	-	6,658	20
Total Production	19,042	77.31	31,927	100	19,438	80.83	32,910	100

FINANCIAL REVIEW

During the three and nine month periods ended September 30, 2009, the Trust generated fund flows from operations of $69.3 million and $223.2 million, respectively. For the same periods in 2008 the Trust generated fund flows from operations of $131.8 million and $441.6 million, respectively. The year over year decrease in fund flows from operations of $62.5 million and $218.4 million is largely the result of lower average commodity prices. The GAAP measure, cash flows from operating activities similarly decreased year over year to $88.3 million and $146.1 million for the three and nine month periods ended September 30, 2009 versus $168.3 million and $517.2 million for the same periods in 2008.

During the three and nine month periods ended September 30, 2009, the price of WTI crude oil averaged US $68.30 per bbl and US $57.00 per bbl, respectively (three and nine month periods ended September 30, 2008, US $117.98 per bbl and US $113.29 per bbl, respectively). For the three and nine month periods ended September 30, 2009 the AECO price for gas averaged CDN $2.94 per mcf and CDN $3.77 per mcf, respectively (three and nine month periods ended September 30, 2008, CDN $7.74 per mcf and CDN $8.62 per mcf, respectively). On a year over year basis, the average prices for both oil and gas are significantly lower in 2009 than 2008.

The increase in the Trust’s net debt to $440.0 million from $207.8 million at December 31, 2008 is a result of the Trust’s planned capital program and the Corrib acquisition for $194.3 million including the acquired working capital deficiency. For the same reasons, the Trust’s long-term debt has increased to $374.7 million at September 30, 2009 from $197.7 million at December 31, 2008. On October 30, 2009, the Trust closed the sale of 7,282,000 trust units at a price of $30.90 per trust unit resulting in net proceeds of $213.8 million after deducting the underwriters’ fee. These funds will be used to reduce outstanding indebtedness and to fund development capital programs and prospective acquisitions.

For the three and nine month periods ended September 30, 2009 total net distributions, capital expenditures, reclamation fund contributions and asset retirement costs incurred as a percentage of fund flows from operations was 133% and 110%, respectively (three and nine month periods ended September 30, 2008, 68% and 50%, respectively). The year over year increase in this ratio relates to the lower fund flows from operations recorded in the three and nine months ended September 30, 2009 versus the same periods in 2008 which is a result of lower average commodity prices.

CAPITAL EXPENDITURES

On July 30, 2009 the Trust completed its previously announced acquisition of an 18.5% non-operated interest in the Corrib gas field located off the northwest coast of Ireland. The cash consideration paid was $136.8 million including a US $10 million deposit paid to the vendor during the second quarter of 2009. Pursuant to the terms of the acquisition agreement, the Trust will make an additional future payment to the vendor, the amount of which will be between US $135 million and US $300 million depending on the date when first commercial gas is achieved.

Production from Corrib is expected to increase Vermilion’s volumes by approximately 9,000 boe/d once the field reaches peak production. The project, which includes both offshore and onshore pipeline segments and a significant natural gas processing facility, is in the late stages of development and is expected to commence production between late 2010 and the end of 2011.

Total capital spending, including acquisitions for the three and nine month periods ended September 30, 2009 was $175.9 million and $261.8 million, respectively (three and nine month periods ended September 30, 2008, $38.4 million and $152.4 million, respectively). The year over year increases for the three and nine month periods ended September 30, 2009 primarily relate to the Corrib acquisition of $136.8 million.

Non-acquisition related capital spending has increased largely as a result of post acquisition capital spending on the Corrib project. Pursuant to the agreement, Vermilion assumed its share of future capital expenditure obligations in order to reach first gas effective from January 1, 2009, which are anticipated to range up to US $300 million net to the Trust. These capital costs are primarily related to the completion of the facilities necessary to bring this gas on-stream.

	Three Months Ended		Nine Months Ended
($000’s)	Sept 30, 2009	Sept 30, 2008	Sept 30, 2009	Sept 30, 2008
Land	$4,787	$896	$8,204	$2,869
Seismic	411	3,062	1,560	10,543
Drilling and completion	7,501	13,400	32,150	30,438
Production equipment and facilities	27,214	12,370	45,296	40,159
Recompletions	4,837	4,381	13,384	11,881
Other	6,031	3,293	18,614	10,081
	50,781	37,402	119,208	105,971
Acquisitions (excluding acquired working capital deficiency)	125,074	959	142,622	46,387
Total	$175,855	$38,361	$261,830	$152,358

REVENUE

Revenue for the three and nine month periods ended September 30, 2009 was $150.2 million and $459.2 million, respectively (three and nine month periods ended September 30, 2008, $245.7 million and $816.6 million, respectively).

Vermilion’s combined crude oil and NGL price was $70.00 per boe in the third quarter of 2009, a decrease of 31% over the $100.83 per boe reported in the third quarter of 2008. The natural gas price realized was $4.20 per mcf in the third quarter of 2009 compared to $9.71 per mcf in the third quarter of 2008, a 57% decrease year over year. Vermilion’s lower revenue year over year was primarily driven by lower average commodity prices in 2009 versus 2008.

	Three Months Ended		Nine Months Ended
($000’s except per boe and per mcf)	Sept 30, 2009	Sept 30, 2008	Sept 30, 2009	Sept 30, 2008
Crude oil & NGLs	$124,497	$176,643	$349,556	$601,463
Per boe	$70.00	$100.83	$63.94	$112.93
Natural gas	25,686	69,069	109,651	215,113
Per mcf	$4.20	$9.71	$5.66	$9.71
Petroleum and natural gas revenue	$150,183	$245,712	$459,207	$816,576
Per boe	$53.67	$83.65	$52.80	$90.56
The following table summarizes Vermilion’s ending inventory positions for France and Australia for the most recent four quarters:

	As at	As at	As at	As at
	Sept 30, 2009	June 30, 2009	Mar 31, 2009	Dec 31, 2008
France (bbls)	147,043	151,488	214,384	62,323
France ($000’s)	$4,459	$4,706	$7,097	$3,421
Australia (bbls)	246,311	137,518	334,838	317,877
Australia ($000’s)	$7,499	$4,143	$9,402	$8,746
DERIVATIVE INSTRUMENTS
Vermilion manages a component of its risk exposure through prudent commodity and currency economic hedging strategies. Vermilion had the following financial derivatives in place at September 30, 2009:

Risk Management: Oil	Funded Cost	bbls/d	US$/bbl
Collar - BRENT
2009	US $1.00/bbl	260	$100.50 - $200.00
Call Spread - BRENT
2009 – 2011	US $5.73/bbl	700	$ 65.00 - $ 85.00
2010	US $4.94/bbl	1,100	$ 65.00 - $ 85.00
2011	US $6.08/bbl	960	$ 65.00 - $ 85.00
Risk Management: Natural Gas	Funded Cost	GJ/d	C$/GL
SWAP – AECO
2009	$0.00/GJ	5,000	$2.89

The impact of Vermilion’s economic hedging program increased the fund flows netback for the nine month period ended September 30, 2009 by $0.46 per boe ($0.39 per boe in the quarter). This compares to a hedging cost of $1.39 per boe for the first nine months of 2008 ($1.51 per boe in the quarter).

ROYALTIES

Consolidated royalties per boe for the three and nine month periods ended September 30, 2009 were $8.30 and $7.25, respectively (three and nine month periods ended September 30, 2008, $12.03 and $14.24, respectively). As a percent of revenue for the three and nine month periods ended September 30, 2009, royalties were 15% and 14%, respectively (three and nine month periods ended September 30, 2008, 14% and 16%, respectively).

In Australia, royalties, as a percentage of revenue for the three and nine month periods ended September 30, 2009 were 26% and 24%, respectively (three and nine month periods ended September 30, 2008, 22% and 29%, respectively). Royalties are reduced by capital investment in the country and as such, third quarter royalties as a percent of revenue increased as compared to the prior year as a result of lower levels of capital spending in 2009. The year to date decrease is attributable to the impact of lower commodity pricing in the royalty formula coupled with a recovery of previously paid royalties related to prior periods.

In Canada, royalties as a percent of revenue for the three and nine month periods ended September 30, 2009 decreased to 18% and 13%, respectively (three and nine month periods ended September 30, 2008, 21% and 20%, respectively). The year over year decrease is attributable to the impact of lower commodity prices in 2009 versus the same periods in 2008 combined with additional gas cost allowance recoveries related to prior periods realized during the second quarter of 2009.

In France, the primary portion of the royalties levied is based on units of production and therefore is not subject to changes in commodity prices. Accordingly, as commodity prices were lower for the three and nine month periods ended September 30, 2009 compared to the same periods in 2008, royalties, as a percent of revenue, increased to 8% and 8%, for those periods, respectively (three and nine month periods ended September 30, 2008, 7% and 6%, respectively).

Production in the Netherlands is not subject to royalties.

	Three Months Ended		Nine Months Ended
($000’s except per boe and per mcf)	Sept 30, 2009	Sept 30, 2008	Sept 30, 2009	Sept 30, 2008
Crude oil & NGLs	$21,992	$25,975	$59,673	$101,075
Per boe	$12.37	$14.83	$10.92	$18.98
Natural gas	1,248	9,365	3,366	27,288
Per mcf	$0.20	$1.32	$0.17	$1.23
Royalties	$23,240	$35,340	$63,039	$128,363
Per boe	$8.30	$12.03	$7.25	$14.24

OPERATING COSTS

Consolidated operating costs per boe for the three and nine month periods ended September 30, 2009 were $12.24 and $11.81, respectively (three and nine month periods ended September 30, 2008, $12.10 and $11.31, respectively). Canadian operating costs have remained at a relatively consistent level on a per boe basis for the three and nine month periods ended September 30, 2009 at $10.10 and $10.01, respectively (three and nine month periods ended September 30, 2008, $10.38 and $10.34, respectively).

Operating costs in France on a per boe basis increased for the three and nine month periods ended September 30, 2009 to $11.67 and $11.77, respectively (three and nine month periods ended September 30, 2008, $10.11 and $10.08, respectively). The increase is attributable to increased fuel and electricity costs combined with higher facility maintenance expenditures.

Australian operating costs on a per boe basis for the three and nine month periods ended September 30, 2009 have decreased to $14.98 and $13.00, respectively (three and nine month periods ended September 30, 2008, $17.18 and $14.17, respectively). The decrease is attributable to higher production levels in 2009 which reflects the impact of two wells drilled and placed on production late in 2008.

In the Netherlands, operating costs on a per boe basis for the three and nine month periods ended September 30, 2009 have increased to $14.63 and $15.23, respectively (three and nine month periods ended September 30, 2008, $14.00 and $12.18, respectively). The increase is due to lower production resulting from the temporary shut-in of production at Harlingen in mid-July 2008 as a result of subsidence concerns combined with planned and unplanned shutdowns that occurred in the second quarter of 2009.

	Three Months Ended		Nine Months Ended
($000’s except per boe and per mcf)	Sept 30, 2009	Sept 30, 2008	Sept 30, 2009	Sept 30, 2008
Crude oil & NGLs	$22,730	$22,050	$66,110	$61,831
Per boe	$12.78	$12.59	$12.09	$11.61
Natural gas	11,526	13,489	36,639	40,160
Per mcf	$1.88	$1.90	$1.89	$1.81
Operating	$34,256	$35,539	$102,749	$101,991
Per boe	$12.24	$12.10	$11.81	$11.31

TRANSPORTATION

Transportation costs are a function of the point of legal transfer of the product and are dependent upon where the product is sold, product split, location of properties as well as industry transportation rates that are driven by supply and demand of available transport capacity. For Canadian gas production, legal title transfers at the intersection of major pipelines (referred to as “the Hub”) whereas the majority of Vermilion’s Canadian oil production is sold at the wellhead. In France, the majority of Vermilion’s transportation costs are comprised of shipping charges incurred in the Aquitaine Basin where oil production is transported by tanker from the Ambès terminal in Bordeaux to the refinery. In Australia, oil is sold at the Wandoo B Platform and in the Netherlands, gas is sold at the plant gate, resulting in no transportation costs relating to Vermilion’s production in these countries.

Transportation costs in France decreased in 2009 on a year to date basis as in March 2008, Vermilion resumed transporting crude to the Ambès terminal via pipeline and trucking operations ceased. In addition, resumption of terminal operations occurred during the second quarter of 2009 as two storage tanks were placed back into service further reducing transportation costs on a quarterly and on a year to date basis. Long term plans for the terminal include an expanded level of operations utilizing four storage tanks.

	Three Months Ended		Nine Months Ended
($000’s except per boe)	Sept 30, 2009	Sept 30, 2008	Sept 30, 2009	Sept 30, 2008
Transportation	$3,734	$4,980	$12,517	$17,380
Per boe	$1.33	$1.70	$1.44	$1.93

GENERAL AND ADMINISTRATION EXPENSES

General and administration expense per boe for the three and nine month periods ended September 30, 2009 was $2.93 and $2.58, respectively (three and nine month periods ended September 30, 2008, $2.57 and $2.18, respectively). The increase per boe from 2008 is associated with a decrease in third party overhead recoveries and lower levels of project specific costs charged to capital assets.

	Three Months Ended		Nine Months Ended
($000’s except per boe)	Sept 30, 2009	Sept 30, 2008	Sept 30, 2009	Sept 30, 2008
General and administration	$8,211	$7,541	$22,464	$19,627
Per boe	$2.93	$2.57	$2.58	$2.18

UNIT BASED COMPENSATION EXPENSE

Non-cash unit based compensation expense for the three and nine month periods ended September 30, 2009 was $4.7 million and $13.7 million, respectively (three and nine month periods ended September 30, 2008, $4.5 million and $13.7 million, respectively). This expense relates to the value attributable to long-term incentives granted to officers, employees and directors under the Trust Unit Award Incentive Plan and the Trust’s bonus plan.

Total unit based compensation expense has remained relatively consistent on a year over year basis.

	Three Months Ended		Nine Months Ended
($000’s except per boe)	Sept 30, 2009	Sept 30, 2008	Sept 30, 2009	Sept 30, 2008
Unit based compensation	$4,706	$4,454	$13,676	$13,704
Per boe	$1.68	$1.52	$1.57	$1.52

INTEREST EXPENSE

Interest expense for the three and nine month periods ended September 30, 2009 was $6.4 million and $9.4 million, respectively (three and nine month periods ended September 30, 2008, $2.7 million and $13.9 million, respectively). Interest expense for the year to date period in 2009 has decreased from the same period in 2008 as a result of lower average debt levels. Interest expense for the third quarter of 2009 has increased compared to the third quarter of 2008 due to higher interest rates and increased debt levels related to the Corrib acquisition that closed in late July 2009. Interest expense for the quarter and year to date periods in 2009 includes a $2.2 million non-cash charge relating to the unwinding of the discount on the Corrib acquisition obligation. See “Liquidity and Capital Resources” for additional information.

	Three Months Ended		Nine Months Ended
($000’s except per boe)	Sept 30, 2009	Sept 30, 2008	Sept 30, 2009	Sept 30, 2008
Interest	$6,361	$2,674	$9,398	$13,948
Per boe	$1.47	$0.91	$0.82	$1.55

DEPLETION, DEPRECIATION AND ACCRETION EXPENSES

Depletion, depreciation and accretion expenses per boe for the three and nine month periods ended September 30, 2009 were $22.73 and $22.06, respectively (three and nine month periods ended September 30, 2008, $21.69 and $21.22, respectively). Depletion, depreciation and accretion rates for the quarter and year to date periods in 2009 have increased marginally from the rates per boe for the same periods in 2008 due primarily to higher finding, development and acquisition costs incurred by the Trust.

	Three Months Ended		Nine Months Ended
($000’s except per boe)	Sept 30, 2009	Sept 30, 2008	Sept 30, 2009	Sept 30, 2008
Depletion, depreciation and accretion	$63,602	$63,697	$191,856	$191,334
Per boe	$22.73	$21.69	$22.06	$21.22

TAXES

Vermilion is subject to current taxes in France, the Netherlands and Australia. Current taxes for the nine months ended September 30, 2009 decreased to $25.7 million compared to $82.4 million in the prior year. This decrease is attributable to the decline in year over year revenues associated with significantly lower average commodity prices in 2009 versus 2008.

On June 22, 2007 Federal legislation to tax certain types of income in publicly traded income and royalty trusts (“SIFT Rules”) received royal assent. The main purpose of the SIFT Rules was to introduce a tax structure for trusts similar to that for corporations and the rules are expected to take effect at the beginning of 2011. The SIFT Rules also introduced normal growth guidelines that limit the amount of equity that can be issued by trusts until 2011. Currently, Vermilion does not anticipate the normal growth guidelines will impede its ability to execute its business strategy.

On June 18, 2008 Federal legislation was enacted to replace the 13% provincial tax component for the tax applicable to SIFT trusts with the “provincial SIFT tax rate”. As substantially all of Vermilion’s Canadian operations are in Alberta, we expect the provincial SIFT tax rate to be 10%. The related income tax regulations for calculating the provincial SIFT tax rate were enacted on March 12, 2009.

On November 28, 2008 the Minister of Finance introduced legislation to permit trusts to convert into corporations without any undue tax consequences to either the trust or its unitholders. The legislation was enacted on March 12, 2009. Vermilion has evaluated the impact of the SIFT Rules on the current Trust structure in addition to analyzing other alternative structures to determine the impact to its business model and unitholders. It is management’s current intention that Vermilion will convert to a corporation by the end of September 2010. The timing of the intended conversion to a corporation will be influenced by a number of factors including strategic business opportunities. Management will continue to monitor any future changes to tax legislation and determine the impact to the trust structure accordingly.

	Three Months Ended		Nine Months Ended
($000’s except per boe)	Sept 30, 2009	Sept 30, 2008	Sept 30, 2009	Sept 30, 2008
Current taxes	$6,456	$19,874	$25,745	$82,442
Per boe	$2.31	$6.77	$2.96	$9.14

FOREIGN EXCHANGE

During the nine months ended September 30, 2009, a combined realized and unrealized foreign exchange gain of $26.5 million was recorded compared to a loss of $6.0 million in 2008. The combined gain through September 30, 2009 is comprised of a realized loss of $6.3 million associated with cash repatriations and an unrealized, non-cash gain of $32.8 million. The year to date unrealized gain is largely related to the translation to Canadian dollars of foreign currency denominated future income taxes and asset retirement obligations. Since December 31, 2008, the Canadian dollar has strengthened against the Euro resulting in this unrealized gain.

	Three Months Ended		Nine Months Ended
($000’s except per boe)	Sept 30, 2009	Sept 30, 2008	Sept 30, 2009	Sept 30, 2008
Foreign exchange (gain) loss	$(14,227)	$(19,204)	$(26,508)	$6,045
Per boe	$(5.09)	$(6.54)	$(3.05)	$0.67

EARNINGS

Net earnings for the three and nine month periods ended September 30, 2009 were $17.8 million or $0.25 per unit and $62.6 million or $0.88 per unit, respectively (three and nine month periods ended September 30, 2008, $86.9 million or $1.24 per unit and $215.4 million or $3.11 per unit, respectively). The decrease in earnings for 2009 versus 2008 is due to lower average commodity price levels in 2009 as compared to the prior year.

LIQUIDITY AND CAPITAL RESOURCES

Vermilion’s net debt as at September 30, 2009 was $440.0 million compared to $207.8 million as at December 31, 2008.

As at September 30, 2009, the Trust had credit facilities allowing for maximum borrowings of $675 million comprised of a syndicated revolving facility and an acquisition facility. The revolving period under the revolving credit facility is expected to expire in June 2010 and may be extended for an additional period of up to 364 days at the option of the lenders. If the lenders convert the revolving credit facility to a non-revolving credit facility, the amounts outstanding under the facility become repayable 24 months after the end of the revolving period. The acquisition facility is a non-revolving, non-extendible facility permitting maximum borrowings of $100 million and is expected to mature in June 2010. Various borrowing options are available under the facilities including prime rate based advances and bankers’ acceptance loans.

The credit facilities are secured by various fixed and floating charges against subsidiaries of the Trust. Under the terms of the credit facility, the Trust must maintain a ratio of total borrowings under the facility to consolidated earnings before interest, income taxes, depreciation, accretion and other certain non-cash items of not greater than 3.0. Borrowings under the acquisition facility are subject to certain conditions including unanimous approval of all banks in the syndicate.

On July 30, 2009 the Trust completed its previously announced acquisition of an 18.5% non-operated interest in the Corrib gas field located off the northwest coast of Ireland. The cash consideration paid was $136.8 million including a US $10 million deposit paid to the vendor during the second quarter of 2009. Pursuant to the terms of the acquisition agreement the Trust will make an additional future payment to the vendor, the amount of which will be between US $135 million and US $300 million depending on the date when first commercial gas is achieved. Management currently expects that first commercial gas will be achieved by the end of 2011.

To reflect the future payment due to the vendor, the Trust has recognized a non-current liability which was determined by calculating the expected value of the payment based on management’s best estimates associated with the timing of first commercial gas and discounting the resulting amount. The discount rate used to present value this obligation was 8% which is the Trust’s best estimate of the interest rate that would result from an arm’s length borrowing transaction associated with the purchase of these assets. During the three and nine month periods ended September 30, 2009 interest expense of $2.2 million was recorded in the Trust’s consolidated statement of earnings associated with the unwinding of the discount on this obligation. The cost of this acquisition, which is not a business combination for accounting purposes, was allocated as follows:

Capital assets	$304,564
Future income tax assets	67,299
Asset retirement obligation	(9,788)
Working capital	(57,507)
Total consideration	$304,568
Comprised of:
Cash	$136,832
Present value of estimated future payment due to vendor	167,736
Total consideration	$304,568

Verenex Energy Inc. (“Verenex"), in which Vermilion holds 18,760,540 common shares representing a 42% equity ownership position (38% on a fully diluted basis), has entered into a definitive arrangement agreement (the “Agreement”) with the Libyan Investment Authority (the “LIA”) pursuant to which the LIA, through a subsidiary, has agreed to acquire all of the Verenex shares issued and outstanding upon completion of the transaction at a price per share in cash equal to $7.09 plus any positive net working capital at the time of completion of the transaction. The transaction will be completed by way of plan of arrangement (the "Arrangement"), to be submitted to the holders of Verenex securities (Verenex shares, options and performance warrants) for approval at a meeting scheduled for December 11, 2009.

On October 30, 2009, the Trust closed the sale of 7,282,000 trust units at $30.90 per trust unit which resulted in net proceeds of $213.8 million after deducting the underwriters’ fee. In addition, the underwriters have been granted an over-allotment option to purchase up to an additional 809,000 trust units at the issue price at any time from the closing date until 30 days following the closing date which would result in additional net proceeds of up to $23.8 million.

RECLAMATION FUND

Vermilion has established a reclamation fund for the ultimate payment of environmental and site restoration costs on its asset base. The reclamation fund is funded by Vermilion Resources Ltd. and its operating subsidiaries. Contribution levels to the reclamation fund are reviewed on a regular basis and are adjusted when necessary to ensure that reclamation obligations associated with the Trust’s assets will be substantially funded when the costs are expected to be incurred.

As at September 30, 2009, the fair value of the reclamation fund was $69.3 million and the fund was comprised of $22.0 million in cash and short term investments and $47.4 million in equity and debt securities. A portion of the cash and short term investments and all of the equity and debt securities are professionally managed by third parties.

ASSET RETIREMENT OBLIGATION

At September 30, 2009, Vermilion’s asset retirement obligations were $265.3 million compared to $265.1 million as at December 31, 2008. The change is attributable to accretion expense and the acquired obligation as a result of the Corrib acquisition offset by changes in estimates, foreign exchange and disposition of liabilities in the period. When appropriate, the Trust engages external third party consultants with relevant experience in reclamation activities in the regions in which Vermilion has operations to assist in estimating its asset retirement obligations.

DISTRIBUTIONS

Vermilion maintained monthly distributions at $0.19 per unit for the three and nine month periods ended September 30, 2009 and declared distributions totalling $121.4 million in the first nine months of 2009 compared to $118.7 million for the same period in 2008.

Since inception, the Trust has declared $894.8 million in distributions to unitholders as compared to unitholders’ capital of $471.2 million at September 30, 2009.

Sustainability of Distributions

	Three Months Ended	Nine Months Ended	Year Ended	Year Ended
($000’s)	Sept 30, 2009	Sept 30, 2009	Dec 31, 2008	Dec 31, 2007
Cash flows from operating activities	$88,297	$146,132	$660,135	$349,890
Net earnings	$17,834	$62,598	$229,189	$164,286
Distributions declared	$40,677	$121,366	$158,674	$136,389
Excess of cash flows from operating activities over cash distributions declared
	$47,620	$24,766	$501,461	$213,501
(Shortfall) excess of net earnings over cash distributions declared
	$(22,843)	$(58,768)	$70,515	$27,897

Excess of cash flows from operating activities over cash distributions are used to fund capital expenditures, asset retirement costs, reclamation fund contributions and debt repayments. The current year shortfalls of net earnings over distributions declared is a result of non-cash charges such as depletion, depreciation and accretion which have no immediate impact on distribution sustainability.

The Trust’s policy with respect to distributions is to be conservative and retain a low payout ratio when comparing distributions to fund flows from operations. During low price commodity cycles, Vermilion will initially maintain distributions and allow the payout ratio to rise. Should the low price cycle remain for an extended period of time, the Trust will evaluate the necessity to change the level of distribution, taking into consideration capital development requirements, debt levels and acquisition opportunities.

Over the next two years, the recently acquired Corrib gas field will require a significant capital investment by Vermilion. As such, the Trust’s fund flows from operations will not be sufficient during this period to fund cash distributions, capital expenditures and asset retirement costs. The Trust will finance any shortfall primarily with debt after taking into consideration the $213.8 million equity financing that closed on October 30, 2009.

Since Vermilion’s conversion to a trust in January 2003, the distribution remained at $0.17 per unit per month until December 2007. Since then, the distribution has remained at $0.19 per unit per month.

UNITHOLDERS’ EQUITY

During the nine month period ended September 30, 2009, approximately 1.2 million units were issued pursuant the conversion of exchangeable shares, Trust’s bonus plan and unit based compensation programs.

Unitholders’ capital increased during the same period by $26.8 million as a result of the issuance of those units including $16.8 million as a result of contributed surplus transfer related to unit based compensation plans.

As at November 4, 2009 there were 78,706,933 trust units outstanding.

NON-CONTROLLING INTEREST – EXCHANGEABLE SHARES

The Trust has recorded non-controlling interest attributed to the issued and outstanding exchangeable shares.

Non-controlling interest on the consolidated balance sheets represents the book value of exchangeable shares plus accumulated earnings attributable to the outstanding exchangeable shares. The reduction in net income represents the net income attributable to the exchangeable shareholders for the period. As the exchangeable shares are converted to trust units, Unitholders' capital is increased for the fair value of the trust units issued. As the exchangeable shares are exchanged for trust units over time, the non-controlling interest will decrease and eventually will be nil when all exchangeable shares have been exchanged for trust units.

As at September 30, 2009 there were 4.0 million exchangeable shares outstanding at an exchange ratio of 1.76706 whereby 7.1 million trust units would be issuable upon conversion. The exchangeable shares can be redeemed by the shareholder for trust units at any time. All outstanding exchangeable shares must be redeemed on or before January 22, 2013 and Vermilion may redeem the exchangeable shares at any time if the number of exchangeable shares outstanding falls below 500,000 shares. Vermilion may issue cash or trust units upon redemption of exchangeable shares and it is the intention to issue trust units upon redemption. Upon converting to a corporation, it is expected that the outstanding exchangeable shares will be converted to common shares of Vermilion at the exchange ratio prevailing at the time of conversion.

CRITICAL ACCOUNTING ESTIMATES

The Trust’s financial and operating results contain estimates made by management in the following areas:

i. Capital expenditures are based on estimates of projects in various stages of completion;

ii. Revenues, royalties and operating costs include accruals based on estimates of management;

iii. Fair value of derivative instruments are based on estimates that are subject to the fluctuation of commodity prices and foreign exchange rates;

iv. Depletion, depreciation and accretion are based on estimates of oil and gas reserves that the Trust expects to recover in the future;

v. Asset retirement obligations are based on estimates of future costs and the timing of expenditures;

vi. The future recoverable value of capital assets and goodwill are based on estimates that the Trust expects to realize; and

vii. Unit compensation expense is determined using accepted fair value approaches which rely on historical data and certain estimates made by management.

OFF BALANCE SHEET ARRANGEMENTS

The Trust has certain lease agreements that are entered into in the normal course of operations. All leases are operating leases and accordingly no asset or liability value has been assigned in the balance sheet as of September 30, 2009.

The Trust uses a variety of options including funded and costless collars and puts to manage the risk associated with fluctuating commodity prices on the sale of crude oil and natural gas. The Trust does not obtain collateral or other security to support its financial derivatives as Vermilion reviews the creditworthiness of the counterparty prior to entering into a derivative contract.

The Trust has not entered into any guarantee or off balance sheet arrangements that would adversely impact the Trust’s financial position or results of operations.

DISCLOSURE CONTROLS AND PROCEDURES

There was no change in Vermilion’s internal control over financial reporting that occurred during the period covered by this report that has materially affected, or is reasonably likely to materially affect its internal control over financial reporting.

INTERNATIONAL FINANCIAL REPORTING STANDARDS TRANSITION

On February 13, 2008, the Accounting Standards Board confirmed that the transition date to International Financial Reporting Standards (“IFRS”) from Canadian GAAP will be January 1, 2011 for publically accountable enterprises such as Vermilion.

Vermilion has created an internal IFRS transition team to oversee the Trust’s adoption of IFRS and the services of a large international public accounting firm have been retained to assist the Trust in its conversion program. The Trust has completed a scoping diagnostic to determine the areas of significant difference between Canadian GAAP and IFRS and Vermilion has reviewed the results with its advising public accounting firm. Vermilion’s transition team is continuing to draft accounting research and policy papers which are reviewed by the advising public accounting firm before being provided to the Trust’s external auditor. Vermilion is currently focusing its efforts on high priority areas as determined through the initial scoping exercise which include:

  Accounting for capital assets including impairment;
  Functional currency;
  Deferred income taxes;
  Unit based compensation;
  Accounting for trust units and exchangeable shares;
  Asset retirement obligations;
  Business combinations; and
  Issues associated with the initial adoption of IFRS.

On July 23, 2009 the International Accounting Standards Board (“IASB”) issued amendments to IFRS 1, “First-time Adoption of International Financial Reporting Standards” that greatly reduces the amount of effort required for entities such as Vermilion that have followed the full cost method of accounting.

As envisioned by the Trust’s IFRS project schedule, Vermilion will be ready to prepare both IFRS and Canadian GAAP financial statements in 2010 providing for comparative financial statements after the official changeover in 2011. Vermilion will continue to make additional information available as final determinations are made in relation to specific accounting policies.

NEW ACCOUNTING POLICIES

On January 1, 2009 the Trust adopted CICA Handbook Section 3064, “Goodwill and Intangible Assets” which replaced Section 3062, “Goodwill and Other Intangible Assets” and Section 3450, “Research and Development Costs”. Section 3064 incorporates guidance addressing when an internally developed intangible asset meets the criteria for recognition as an asset. The adoption of this standard did not impact the Trust’s consolidated financial statements.

Effective January 1, 2009 the Trust adopted EIC 173, “Credit Risk and the Fair Value of Financial Assets and Financial Liabilities”. This abstract concludes that for all financial assets and liabilities measured at fair value, including derivative instruments, an entity’s own credit risk and the credit risk of the counterparty should be taken into account when determining fair value. The adoption of this abstract did not impact the Trust’s consolidated financial statements.

On July 1, 2009 the Trust adopted the amendments to Section 3855 “Financial Instruments – Recognition and Measurement”. The amendments clarify that reclassification out of the held for trading category of an embedded derivative in a contract that can not be measured separately is prohibited. The adoption of this amendment did not have an impact on the Trust’s consolidated financial statements.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

In June 2009 the CICA amended Section 3862, “Financial Instruments – Disclosures” to require certain additional disclosures relating to the determination of fair values. The amendments require that an entity disclose a fair value hierarchy classification for each class of financial instruments and provide additional information relating to liquidity risk associated with financial instruments. The amendments are effective for annual financial statements ending on or after September 30, 2009 and Vermilion’s financial statements for the year ended December 31, 2009 will reflect these additional disclosure requirements. As the amendments related strictly to disclosures, the adoption of these amendments to Section 3862 will not have a material impact on the financial statements of the Trust.

ABBREVIATIONS

API	American Petroleum Institute
bbls	barrels
bbls/d	barrels per day
bcf	billion cubic feet
boe	barrel of oil equivalent
boe/d	barrel of oil equivalent per day
CBM	coalbed methane
GJ	gigajoules
$m	thousands of dollars
$mm	millions of dollars
mbbls	thousand barrels
mboe	thousand barrels of oil equivalent
mcf	thousand cubic feet
mcf/d	thousand cubic feet per day
mmboe	million barrels of oil equivalent
mmcf	million cubic feet
mmcf/d	million cubic feet per day
MW	megawatt
NGLs	natural gas liquids
NPV	net present value
WTI	West Texas Intermediate

NETBACKS (6:1)	Three Months Ended Sept 30/09			Nine Months Ended Sept 30/09			Three Months Ended Sept 30/08	Nine Months Ended Sept 30/08
	Oil &	Natural		Oil &	Natural
	NGLs	Gas	Total	NGLs	Gas	Total	Total	Total
Trust Financial Information	$/bbl	$/mcf	$/boe	$/bbl	$/mcf	$/boe	$/boe	$/boe
Canada
Price	$63.47	$3.03	$32.73	$56.17	$4.00	$34.05	$71.63	$72.11
Realized hedging gain or loss	-	-	-	-	-	-	0.04	0.01
Royalties	(14.80)	(0.29)	(5.94)	(11.30)	(0.25)	(4.56)	(14.90)	(14.14)
Transportation	(1.78)	(0.18)	(1.32)	(1.60)	(0.19)	(1.26)	(1.06)	(1.18)
Operating costs	(11.26)	(1.59)	(10.10)	(11.45)	(1.56)	(10.01)	(10.38)	(10.34)
Operating netback	$35.63	$0.97	$15.37	$31.82	$2.00	$18.22	$45.33	$46.46
France
Price	$73.64	$7.26	$73.11	$63.33	$8.16	$63.03	$96.83	$108.94
Realized hedging gain or loss	1.46	-	1.44	1.78	-	1.74	(5.48)	(5.27)
Royalties	(5.72)	(0.32)	(5.65)	(5.43)	(0.24)	(5.35)	(6.97)	(6.28)
Transportation	(3.18)	-	(3.12)	(3.74)	-	(3.67)	(4.59)	(5.54)
Operating costs	(11.43)	(4.12)	(11.67)	(11.53)	(3.91)	(11.77)	(10.11)	(10.08)
Operating netback	$54.77	$2.82	$54.11	$44.41	$4.01	$43.98	$69.68	$81.77
Netherlands
Price	$32.86	$6.73	$40.33	$33.62	$9.36	$56.00	$73.73	$65.04
Operating costs	-	(2.45)	(14.63)	-	(2.55)	(15.23)	(14.00)	(12.18)
Operating netback	$32.86	$4.28	$25.70	$33.62	$6.81	$40.77	$59.73	$52.86
Australia
Price	$69.31	$-	$69.31	$68.23	$-	$68.23	$96.00	$120.00
Royalties	(18.34)	-	(18.34)	(16.40)	-	(16.40)	(21.40)	(34.99)
Operating costs	(14.98)	-	(14.98)	(13.00)	-	(13.00)	(17.18)	(14.17)
Operating netback	$35.99	$-	$35.99	$38.83	$-	$38.83	$57.42	$70.84
Total Trust
Price	$70.00	$4.20	$53.67	$63.94	$5.66	$52.80	$83.65	$90.56
Realized hedging gain or loss	0.61	-	0.39	0.73	-	0.46	(1.51)	(1.39)
Royalties	(12.37)	(0.20)	(8.30)	(10.92)	(0.17)	(7.25)	(12.03)	(14.24)
Transportation	(1.67)	(0.13)	(1.33)	(1.84)	(0.13)	(1.44)	(1.70)	(1.93)
Operating costs	(12.78)	(1.88)	(12.24)	(12.09)	(1.89)	(11.81)	(12.10)	(11.31)
Operating netback	$43.79	$1.99	$32.19	$39.82	$3.47	$32.76	$56.31	$61.69
General and administration			(2.93)			(2.58)	(2.57)	(2.18)
Interest			(1.47)			(0.82)	(0.91)	(1.55)
Realized foreign exchange			(0.67)			(0.72)	(1.22)	0.14
Other Income			(0.02)			(0.01)	-	-
Proceeds on sale of investments			-			-	0.02	0.01
Current taxes			(2.31)			(2.96)	(6.77)	(9.14)
Fund flows netback			$24.79			$25.67	$44.86	$48.97
Depletion, depreciation and accretion			(22.73)			(22.06)	(21.69)	(21.22)
Future income taxes			1.74			2.02	(0.22)	0.03
Other income or loss			1.59			0.91	(1.78)	(0.40)
Unrealized foreign exchange			5.76			3.77	7.76	(0.81)
Interest accrued on amount due pursuant to acquisition			(0.80)			(0.26)	-	-
Non-controlling interest – exchangeable shares			(0.65)			(0.71)	(2.98)	(2.35)
Equity in affiliate			(0.52)			(0.36)	0.05	-
Unrealized gain or loss on derivative instruments			(1.11)			(0.20)	5.09	1.19
Fair value of unit compensation			(1.68)			(1.57)	(1.52)	(1.52)
Earnings netback			$6.39			$7.21	$29.57	$23.89

The above table includes non-GAAP measures which may not be comparable to other companies. Please see “Non-GAAP Measures” under MD&A section for further discussion

.

Consolidated Balance Sheets
(Thousands of Canadian dollars, unaudited)

	September 30, 2009	December 31, 2008

ASSETS
Current
Cash and cash equivalents (Note 13)	$2,676	$67,231
Short-term investments	10,883	9,491
Accounts receivable	87,771	123,794
Crude oil inventory	11,958	12,167
Derivative instruments (Note 10)	6,344	11,638
Prepaid expenses and other	14,068	15,852
	133,700	240,173
Derivative instruments (Note 10)	7,132	3,566
Future income taxes (Note 3)	73,559	-
Long-term investments (Note 12)	62,542	63,752
Goodwill	19,840	19,840
Reclamation fund (Note 4)	69,327	63,399
Capital assets	1,661,403	1,407,629
	$2,027,503	$1,798,359

LIABILITIES
Current
Accounts payable and accrued liabilities	$180,043	$179,312
Distributions payable to unitholders	13,568	13,340
Income taxes payable	2,779	57,623
Future income taxes	2,549	-
	198,939	250,275
Long-term debt (Note 5)	374,729	197,651
Amount due pursuant to acquisition (Note 3)	168,501	-
Asset retirement obligations (Note 4)	265,324	265,101
Future income taxes	214,420	245,799
	1,221,913	958,826
Non-controlling interest – exchangeable shares (Note 7)	89,134	84,523

UNITHOLDERS’ EQUITY
Unitholders’ capital (Note 6)	471,160	444,353
Contributed surplus (Note 6)	25,967	29,698
Retained earnings	219,329	280,959
	716,456	755,010
	$2,027,503	$1,798,359

Consolidated Statements of Earnings, Comprehensive Income and Retained Earnings
(Thousands of Canadian dollars, except unit and per unit amounts, unaudited)

	Three Months Ended		Nine Months Ended
	Sept 30, 2009	Sept 30, 2008	Sept 30, 2009	Sept 30, 2008
REVENUE
Petroleum and natural gas revenue	$150,183	$245,712	$459,207	$816,576
Royalties	(23,240)	(35,340)	(63,039)	(128,363)
	126,943	210,372	396,168	688,213
EXPENSES AND OTHER (INCOME) EXPENSE
Operating	34,256	35,539	102,749	101,991
Transportation	3,734	4,980	12,517	17,380
Unit based compensation (Note 8)	4,706	4,454	13,676	13,704
Loss (gain) on derivative instruments (Note 10)	2,012	(10,537)	(2,277)	1,865
Interest	6,361	2,674	9,398	13,948
General and administration	8,211	7,541	22,464	19,627
Foreign exchange (gain) loss	(14,227)	(19,204)	(26,508)	6,045
Other (income) expense	(4,389)	5,154	(7,833)	3,557
Depletion, depreciation and accretion	63,602	63,697	191,856	191,334
	104,266	94,298	316,042	369,451
EARNINGS BEFORE INCOME TAXES AND OTHER ITEMS	22,677	116,074	80,126	318,762
INCOME TAXES
Future	(4,878)	639	(17,582)	(313)
Current	6,456	19,874	25,745	82,442
	1,578	20,513	8,163	82,129
OTHER ITEMS
Non-controlling interest – exchangeable shares (Note 7)	1,805	8,756	6,200	21,222
Loss (gain) related to equity method investment	1,460	(144)	3,165	(23)
	3,265	8,612	9,365	21,199
NET EARNINGS AND COMPREHENSIVE INCOME	17,834	86,949	62,598	215,434
Retained earnings, beginning of period	242,172	261,018	280,959	217,209
Distributions declared (Note 6)	(40,677)	(39,810)	(121,366)	(118,652)
Unit-settled distributions on vested unit based awards (Note 6)	-	-	(2,862)	(5,834)
RETAINED EARNINGS, END OF PERIOD	$219,329	$308,157	$219,329	$308,157

NET EARNINGS PER TRUST UNIT (Note 9)
Basic	$0.25	$1.24	$0.88	$3.11
Diluted	$0.25	$1.22	$0.87	$3.03

WEIGHTED AVERAGE TRUST UNITS OUTSTANDING (Note 9)
Basic	71,328,047	69,842,684	70,963,460	69,322,375
Diluted	79,070,585	78,364,794	78,920,821	78,114,281

Consolidated Statements of Cash Flows
(Thousands of Canadian dollars, unaudited)

	Three Months Ended		Nine Months Ended
	Sept 30, 2009	Sept 30, 2008	Sept 30, 2009	Sept 30, 2008
OPERATING
Net earnings	$17,834	$86,949	$62,598	$215,434
Adjustments:
Depletion, depreciation and accretion	63,602	63,697	191,856	191,334
Change in unrealized gains and losses and accruals relating to derivative contracts (Note 10)	3,104	(14,959)	1,728	(10,705)
Unit based compensation	4,706	4,454	13,676	13,704
Interest on accrued on amount due pursuant to acquisition	2,237	-	2,237	-
Loss (gain) related to equity method investment	1,460	(144)	3,165	(23)
Unrealized foreign exchange (gain) loss	(16,111)	(22,780)	(32,769)	7,299
Non-controlling interest – exchangeable shares	1,805	8,756	6,200	21,222
Change in unrealized gains and losses and accruals included in other (income) expense relating to investments	(4,448)	5,222	(7,892)	3,625
Future income taxes	(4,878)	639	(17,582)	(313)
	69,311	131,834	223,217	441,577
Asset retirement costs incurred (Note 4)	(1,019)	(2,986)	(5,285)	(5,277)
Changes in non-cash operating working capital	20,005	39,403	(71,800)	80,852
Cash flows from operating activities	88,297	168,251	146,132	517,152
INVESTING
Drilling and development of petroleum and natural gas properties	(50,781)	(37,402)	(119,208)	(105,971)
Acquisition of petroleum and natural gas properties (Note 3)	(125,074)	(959)	(142,622)	(46,387)
Proceeds from short-term investments	(2,546)	-	(2,111)	-
Long-term investment	-	-	-	(627)
Contributions to reclamation fund	-	(9,711)	-	(9,711)
Changes in non-cash investing working capital	3,109	1,228	(2,706)	(498)
Cash flows used in investing activities	(175,292)	(46,844)	(266,647)	(163,194)
FINANCING
Increase (decrease) in long-term debt	129,000	(4,043)	178,947	(172,893)
Issue of trust units for cash	1,843	-	2,700	3,740
Issue of trust units pursuant to the distribution reinvestment plan	-	-	-	18,453
Cash distributions	(40,637)	(39,808)	(121,138)	(118,175)
Cash flows from (used in) financing activities	90,206	(43,851)	60,509	(268,875)
Foreign exchange (loss) on cash held in foreign currencies	(2,973)	(5,209)	(4,549)	(515)
Net change in cash and cash equivalents	238	72,347	(64,555)	84,568
Cash and cash equivalents, beginning of period	2,438	60,089	67,231	47,868
Cash and cash equivalents, end of period	$2,676	$132,436	$2,676	$132,436
Supplementary information - cash payments
Interest paid	$6,793	$3,304	$9,215	$13,065
Income taxes paid	$5,284	$13,091	$80,589	$30,064

Notes to the Consolidated Financial Statements

For the three and nine month periods ended September 30, 2009 and 2008

(Tabular amounts are in thousands of Canadian dollars, except unit and per unit amounts, unaudited)

1. BASIS OF PRESENTATION

The consolidated financial statements of Vermilion Energy Trust (the “Trust” or “Vermilion”) include the accounts of the Trust and its subsidiaries and have been prepared by management in accordance with Canadian Generally Accepted Accounting Principles (“GAAP”) on a consistent basis with the audited consolidated financial statements for the year ended December 31, 2008 except as disclosed in Note 2 below. These interim consolidated financial statements do not include all disclosures required in annual financial statements and therefore should be read in conjunction with the audited consolidated financial statements as at and for the year ended December 31, 2008 included in the Trust’s 2008 Annual Report.

2. NEW ACCOUNTING POLICIES

On January 1, 2009 the Trust adopted CICA Handbook Section 3064, “Goodwill and Intangible Assets” which replaced Section 3062, “Goodwill and Other Intangible Assets” and Section 3450, “Research and Development Costs”. Section 3064 incorporates guidance addressing when an internally developed intangible asset meets the criteria for recognition as an asset. The adoption of this standard did not impact the Trust’s consolidated financial statements.

Effective January 1, 2009 the Trust adopted EIC 173, “Credit Risk and the Fair Value of Financial Assets and Financial Liabilities”. This abstract concludes that for all financial assets and liabilities measured at fair value, including derivative instruments, an entity’s own credit risk and the credit risk of the counterparty should be taken into account when determining fair value. The adoption of this abstract did not impact the Trust’s consolidated financial statements.

On July 1, 2009 the Trust adopted the amendments to Section 3855 “Financial Instruments – Recognition and Measurement”. The amendments clarify that reclassification out of the held for trading category of an embedded derivative in a contract that can not be measured separately is prohibited. The adoption of this amendment did not have an impact on the Trust’s consolidated financial statements.

3. INVESTMENTS AND ACQUISITIONS

a) Corrib Acquisition

On July 30, 2009 the Trust completed its previously announced acquisition of an 18.5% non-operated interest in the Corrib gas field located off the northwest coast of Ireland. The cash consideration paid was $136.8 million including a US $10 million deposit paid to the vendor during the second quarter of 2009. Pursuant to the terms of the acquisition agreement the Trust will make an additional future payment to the vendor, the amount of which will be between US $135 million and US $300 million depending on the date when first commercial gas is achieved. Management currently expects that first commercial gas will be achieved by the end of 2011.

To reflect the future payment due to the vendor, the Trust has recognized a non-current liability which was determined by calculating the expected value of the payment based on management’s best estimates associated with the timing of first commercial gas and discounting the resulting amount. The discount rate used to present value this obligation was 8% which is the Trust’s best estimate of the interest rate that would result from an arm’s length borrowing transaction associated with the purchase of these assets. During the three and nine month periods ended September 30, 2009 interest expense of $2.2 million was recorded in the Trust’s consolidated statement of earnings associated with the unwinding of the discount on this obligation. The cost of this acquisition, which is not a business combination for accounting purposes, was allocated as follows:

Capital assets	$304,564
Future income tax assets	67,299
Asset retirement obligation	(9,788)
Working capital	(57,507)
Total consideration	$304,568

Comprised of:
Cash	$136,832
Present value of estimated future payment due to vendor	167,736
Total consideration	$304,568

b) Verenex GORR Acquisition

During the first quarter of 2009, the Trust acquired a gross overriding royalty (“GORR”) from Verenex Energy Inc., a company in which Vermilion owns 42% of the outstanding shares, for cash consideration of $4.5 million. The transaction was accounted for at the exchange amount and is recorded as acquisition of petroleum and natural gas properties on the consolidated statement of cash flows.

4. ASSET RETIREMENT OBLIGATIONS AND RECLAMATION FUND

The asset retirement obligations were determined based on the estimated future costs and timing to reclaim the Trust’s net interest in all wells and facilities. The Trust has estimated the net present value of its asset retirement obligations to be $265.3 million as at September 30, 2009 (December 31, 2008 - $265.1 million) based on a total undiscounted future liability after inflation adjustment of $909.8 million (December 31, 2008 - $948.2 million).

The following table reconciles the changes in the Trust’s asset retirement obligation:

	Sept 30, 2009	Dec 31, 2008
Carrying amount, beginning of period	$265,101	$163,374
Increase in liabilities in the period	10,170	2,487
Disposition of liabilities in the period	(5,285)	(10,200)
Change in estimate	(2,941)	66,576
Accretion expense	15,047	14,468
Foreign exchange	(16,768)	28,396
Carrying amount, end of period	$265,324	$265,101

The Trust has set aside funds for the future payment of its estimated asset retirement obligations. The following table reconciles the Trust’s reclamation fund investments:

	Sept 30, 2009	Dec 31, 2008
Cash and short term investments, at fair value	$21,973	$21,700
Equity and debt securities, at fair value	47,354	41,699
	$69,327	$63,399

A portion of the cash and short-term investments as well as all of the equity and debt securities which comprise the reclamation fund are professionally managed by third parties.

5. LONG-TERM DEBT

As at September 30, 2009, the Trust had credit facilities allowing for maximum borrowings of $675 million comprised of a syndicated revolving facility and an acquisition facility. The revolving period under the revolving credit facility is expected to expire in June 2010 and may be extended for an additional period of up to 364 days at the option of the lenders. If the lenders convert the revolving credit facility to a non-revolving credit facility, the amounts outstanding under the facility become repayable 24 months after the end of the revolving period. The acquisition facility is a non-revolving, non-extendible facility permitting maximum borrowings of $100 million and is expected to mature in June 2010. Various borrowing options are available under the facilities including prime rate based advances and bankers’ acceptance loans.

The credit facilities are secured by various fixed and floating charges against subsidiaries of the Trust. Under the terms of the credit facility, the Trust must maintain a ratio of total borrowings under the facility to consolidated earnings before interest, income taxes, depreciation, accretion and other certain non-cash items of not greater than 3.0. Borrowings under the acquisition facility are subject to certain conditions including unanimous approval of all banks in the syndicate

.

The amount available to the Trust under these facilities is reduced by outstanding letters of credit totalling $89.0 million as at September 30, 2009 associated with the Trust’s operations.

6. UNITHOLDERS’ CAPITAL AND CONTRIBUTED SURPLUS

Trust Units	Number of Units	Amount
Unlimited number of trust units authorized to be issued
Balance as at December 31, 2007	67,335,427	$380,941
Distribution reinvestment plan	521,839	18,453
Issued on conversion of exchangeable shares	600,697	17,766
Unit rights exercised and issuance of units on vesting of trust unit award plan grants	1,630,943	3,740
Transfer from contributed surplus for unit based awards	-	17,304
Trust units issued for bonus plan	18,555	597
Unit-settled distributions on vested unit based awards	150,908	5,834
Unit buyback	(45,600)	(282)
Balance as at December 31, 2008	70,212,769	$444,353
Issued on conversion of exchangeable shares	125,474	3,838
Unit rights exercised and issuance of units on vesting of trust unit award plan grants	931,982	2,700
Transfer from contributed surplus for unit based awards	-	16,772
Trust units issued for bonus plan	23,790	635
Unit-settled distributions on vested unit based awards	116,918	2,862
Balance as at September 30, 2009	71,410,933	$471,160
Contributed Surplus	Sept 30, 2009	Dec 31, 2008
Opening balance	$29,698	$29,211
Unit compensation expense (excluding bonus plan)	13,041	17,791
Transfer to unitholders’ capital for unit based awards	(16,772)	(17,304)
Ending balance	$25,967	$29,698

Distributions declared to unitholders for the three and nine month periods ended September 30, 2009 were $40.7 million and $121.4 million, respectively (2008 - $39.8 million and $118.7 million, respectively). Distributions are determined by the Board of Directors in accordance with the Trust indenture and are paid monthly.

On October 30, 2009 the Trust closed the sale of 7,282,000 trust units at $30.90 per trust unit which resulted in net proceeds of $213.8 million after deducting the underwriters’ fee. In addition, the underwriters have been granted an over-allotment option to purchase up to an additional 809,000 trust units at the issue price at any time from the closing date until 30 days following the closing date which would result in additional net proceeds of up to $23.8 million.

7. NON-CONTROLLING INTEREST – EXCHANGEABLE SHARES

The following table summarizes the change in the outstanding exchangeable share balance:

Exchangeable Shares	Sept 30, 2009	Dec 31, 2008
Opening number of exchangeable shares	4,085,605	4,457,473
Exchanged for trust units	(72,387)	(371,868)
Ending balance	4,013,218	4,085,605
Ending exchange ratio	1.76706	1.66196
Trust units issuable upon conversion	7,091,597	6,790,112

The following table summarizes the changes in the non-controlling interest as presented on the consolidated balance sheets:

	Sept 30, 2009	Dec 31, 2008
Non-controlling interest, beginning of period	$84,523	$68,576
Reduction of book value for conversion to trust units	(1,589)	(6,579)
Current period net earnings attributable to non-controlling interest	6,200	22,526
Non-controlling interest, end of period	$89,134	$84,523

8. UNIT COMPENSATION PLANS

Unit Rights Incentive Plan

The following table summarizes information about the rights under the Trust’s Unit Rights Incentive Plan:

	Number of Unit Rights	Grant Date Weighted Average Exercise Price
Balance as at December 31, 2008	339,850	$18.40
Exercised	(325,850)	18.39
Balance as at September 30, 2009	14,000	$18.72

A summary of the plan as at September 30, 2009 is as follows:

Range of Exercise Price at Grant Date	Adjusted Exercise Price	Number of Rights Outstanding and Exercisable	Remaining Contractual Life of Rights (Years)
$15.01 - $19.56	$2.84 - $7.39	14,000	0.13

No compensation expense was recorded for the three and nine month periods ended September 30, 2009 and 2008 related to the Unit Rights Incentive Plan as all awards have fully vested.

Trust Unit Award Incentive Plan

The following table summarizes information about the Trust Unit Award Incentive Plan:

Number of Awards
Balance as at December 31, 2008	1,208,255
Granted	653,903
Vested	(382,239)
Cancelled	(48,970)
Balance as at September 30, 2009	1,430,949

Compensation expense for the three and nine month periods ended September 30, 2009 was $4.7 million and $13.0 million, respectively (2008 – $4.5 million and $13.1 million, respectively) related to the Trust Unit Award Incentive Plan.

Phantom Award Incentive Plan

Compensation expense for this cash settled plan of $0.3 million and $0.8 million has been recorded as general and administration expense and operating expense during the three and nine month periods ended September 30, 2009, respectively (2008 - $0.2 million and $1.2 million, respectively)

.

9. PER UNIT AMOUNTS

Basic and diluted net earnings per unit have been determined based on the following:

	Three Months Ended		Nine Months Ended
	Sept 30, 2009	Sept 30, 2008	Sept 30, 2009	Sept 30, 2008
Net earnings	$17,834	$86,949	$62,598	$215,434
Non-controlling interest – exchangeable shares	1,805	8,756	6,200	21,222
Net earnings for diluted net earnings per trust unit calculation	$19,639	$95,705	$68,798	$236,656
Basic weighted average trust units outstanding	71,328,047	69,842,684	70,963,460	69,322,375
Dilutive impact of trust units issuable on conversion of exchangeable shares	7,090,852	7,060,450	7,162,800	7,065,140
Dilutive impact of unit rights incentive and trust unit award plans	651,686	1,461,660	794,561	1,726,766
Diluted weighted average trust units outstanding	79,070,585	78,364,794	78,920,821	78,114,281

Basic net earnings per trust unit has been calculated based on net earnings divided by the basic weighted average trust units outstanding. Earnings attributable to the non-controlling interest related to the exchangeable shares are added back to net earnings in calculating diluted net earnings per trust unit. All outstanding potential units related to incentive plans were dilutive and therefore have been included in the calculation of the diluted trust units for all periods presented.

10. DERIVATIVE INSTRUMENTS

Risk Management Activities

The nature of the Trust’s operations result in exposure to fluctuations in commodity prices, interest rates and foreign currency exchange rates. The Trust monitors and, when appropriate, uses derivative financial instruments to manage its exposure to these risks. The Trust does not obtain collateral or other security to support its financial derivatives as Vermilion reviews the creditworthiness of the counterparty prior to entering into a derivative contract.

Risk Management: Oil	Funded Cost	bbls/d	US$/bbl
Collar - BRENT
2009	US $1.00/bbl	260	$100.50 - $200.00
Call Spread - BRENT
2009 – 2011	US $5.73/bbl	700	$ 65.00 - $ 85.00
2010	US $4.94/bbl	1,100	$ 65.00 - $ 85.00
2011	US $6.08/bbl	960	$ 65.00 - $ 85.00
Risk Management: Natural Gas	Funded Cost	GJ/d	C$/GL
SWAP – AECO
2009	$0.00/GJ	5,000	$2.89

The following table reconciles the change in the Trust’s fair value of derivative contracts:

	Sept 30, 2009	Dec 31, 2008
Fair value of contracts, beginning of period	$15,204	$2,102
Opening unrealized (gain) loss on contracts settled during the period	(8,969)	7,414
Realized gain (loss) on contracts settled during the period	4,005	(10,625)
Unrealized gain during the period on contracts outstanding at the end of the period	7,241	5,688
Net (receipt from) payment to counterparties under settlements during the period	(4,005)	10,625
Fair value of contracts, end of period	13,476	15,204
Comprised of:
Current derivative asset	6,344	11,638
Non-current derivative asset	7,132	3,566
Fair value of contracts, end of period	$13,476	$15,204

The loss (gain) on derivative instruments for the periods is comprised of the following:

	Three Months Ended		Nine Months Ended
	Sept 30, 2009	Sept 30, 2008	Sept 30, 2009	Sept 30, 2008
Realized (gain) loss on contracts settled during the period	$(1,092)	$4,422	$(4,005)	$12,570
Opening unrealized gain (loss) on contracts settled during the period	2,989	(2,110)	8,969	(6,708)
Unrealized loss (gain) during the period on contracts outstanding at the end of the period	115	(12,849)	(7,241)	(3,997)
Loss (gain) on derivative instruments for the period	$2,012	$(10,537)	$(2,277)	$1,865

During the normal course of business, the Trust enters into fixed price arrangements to sell a portion of its production. The Trust has elected to exempt these contracts from fair value accounting through the use of the normal purchase and sale exemption.

11. SEGMENTED INFORMATION

	Three Months Ended		Nine Months Ended
	Sept 30, 2009	Sept 30, 2008	Sept 30, 2009	Sept 30, 2008
Petroleum and natural gas revenue
Canada	$33,761	$83,646	$109,998	$252,473
France	55,539	79,041	145,003	260,787
Netherlands	12,432	28,090	54,372	84,416
Australia	48,451	54,935	149,834	218,900
Ireland	-	-	-	-
	$150,183	$245,712	$459,207	$816,576
Net earnings
Canada	$(19,065)	$9,640	$(49,110)	$43,070
France	15,609	40,069	40,721	81,890
Netherlands	4,611	12,700	21,383	23,125
Australia	18,713	24,540	51,638	67,349
Ireland	(2,034)	-	(2,034)	-
	$17,834	$86,949	$62,598	$215,434
Capital expenditures
Canada	$13,234	$16,698	$40,213	$86,607
France	11,009	11,768	49,216	39,971
Netherlands	4,695	1,410	9,293	11,101
Australia	26	8,485	4,457	14,679
Ireland	146,891	-	158,651	-
	$175,855	$38,361	$261,830	$152,358

	Sept 30, 2009	Dec 31, 2008
Total assets
Canada	$685,843	$779,634
France	580,497	587,979
Netherlands	117,796	136,403
Australia	251,259	294,343
Ireland	392,108	-
	$2,027,503	$1,798,359

12. LONG-TERM INVESTMENTS

The following table reconciles the Trust’s total long-term investments as presented on the consolidated balance sheets:

	Sept 30, 2009	Dec 31, 2008
Portfolio investments, at fair value	$6,534	$4,579
Investment in Verenex Energy Inc., equity method (fair value - $133.0 million, 2008 – $128.5 million)	56,008	59,173
Total long-term investments	$62,542	$63,752

Verenex Energy Inc. (“Verenex"), in which Vermilion holds 18,760,540 common shares representing a 42% equity ownership position has entered into a definitive arrangement agreement (the “Agreement”) with the Libyan Investment Authority (the “LIA”) pursuant to which the LIA, through a subsidiary, has agreed to acquire all of the Verenex shares issued and outstanding upon completion of the transaction at a price per share in cash equal to $7.09 plus positive net working capital at the time of completion of the transaction. The transaction will be completed by way of plan of arrangement (the "Arrangement"), to be submitted to the holders of Verenex securities (Verenex shares, options and performance warrants) for approval at a meeting scheduled for December 11, 2009.

13. COMPONENTS OF CASH AND CASH EQUIVALENTS

Cash and cash equivalents as at September 30, 2009 and December 31, 2008 was comprised of monies on deposit with banks.

14. CAPITAL DISCLOSURES

The Trust’s manner of managing capital has not changed from the prior year. The following table calculates the Trust’s ratio of net debt to annualized fund flows from operations (both non-GAAP measures) for the three and nine month periods ended September 30, 2009:

	Three Months Ended Sept 30, 2009	Nine Months Ended Sept 30, 2009
Long-term debt	$374,729	$374,729
Current liabilities	198,939	198,939
Current assets	(133,700)	(133,700)
Net debt [1]	$439,968	$439,968
Cash flows from operating activities	$88,297	$146,132
Changes in non-cash operating working capital	(20,005)	71,800
Asset retirement costs incurred	1,019	5,285
Fund flows from operations	$69,311	$223,217
Annualized fund flows from operations [2]	$277,244	$297,623
Ratio of net debt to annualized fund flows from operations ([1] ÷ [2])	1.59	1.48

For the three and nine month periods ended September 30, 2009, the ratio of net debt to annualized fund flows from operations was 1.59 and 1.48 respectively, which is within the range targeted by the Trust

.

In relation to its long-term debt, the Trust is subject to a debt to EBITDA ratio test (where debt is defined as long-term debt as presented on the consolidated balance sheet and EBITDA is defined as earnings before interest, taxes, depreciation, amortization and other certain non-cash items). During the periods covered by these financial statements, the Trust continued to comply with this externally imposed capital requirement.

15. FINANCIAL INSTRUMENTS

Fair Values of Financial Instruments

Cash, short-term investments, derivative assets and liabilities, the reclamation fund and portfolio investments included within long-term investments are recorded at fair value which is determined with reference to published price quotations in active markets or accepted pricing models which are adjusted for credit risk. The carrying value of accounts receivable, accounts payable and distributions payable approximates fair value due to the short maturities of these instruments. The carrying value of long-term debt approximates its fair value due to the use of short-term borrowing instruments at market rates of interest.

Summarized Quantitative Data Associated with the Risks Arising from Financial Instruments

Credit risk:

As at September 30, 2009 Vermilion’s maximum exposure to receivable credit risk was $101.2 million which is the aggregate value of receivables and derivative assets at the balance sheet date. Vermilion’s receivables are due from counterparties that have investment grade third party credit ratings or, in the absence of the availability of such ratings; Vermilion has satisfactorily reviewed the counterparty for creditworthiness as appropriate. In addition, at September 30, 2009 Vermilion had $2.7 million in cash on deposit at banks. As practical, the Trust has continued to apply excess cash against its long-term debt to reduce its risk exposure given recent economic events.

As at the balance sheet date the amount of financial assets that were past due or impaired was not material for disclosure.

Liquidity risk:

The following table summarizes Vermilion’s financial liabilities and their contractual maturities:

Due in (from balance sheet date)	Not later than one month	Later than one month and not later than three months	Later than three months and not later than one year	Later than one year and not later than five years
Non-derivative financial liabilities	120,583	65,467	7,561	543,230

Minimal liquidity risk exists with regards to the Trust’s financial liabilities given the Trust’s financial position and committed borrowing facility

.

Market risk:

The Trust is exposed to currency risk related to changes in foreign currency denominated financial instruments, commodity price risk related to outstanding derivative positions, interest rate risk related to its long-term debt and investments in debt securities and equity price risk related to investments in equity securities. The following table summarizes what the impact on net earnings before tax would be for the three and nine month periods ended September 30, 2009 given changes in the relevant risk variables that the Trust considers were reasonably possible at September 30, 2009. The impact on net earnings before tax associated with changes in these risk variables for liabilities that are not considered financial instruments is excluded from this analysis. This analysis does not attempt to reflect any interdependencies between the relevant risk variables.

Risk	Description of change in risk variable	Effect on net earnings before tax increase (decrease)
Currency risk – Euro to Canadian	Increase in strength of the Canadian dollar against the Euro by 10% over the relevant closing rates on Sept 30, 2009.	$(3,082)
	Decrease in strength of the Canadian dollar against the Euro by 5% over the relevant closing rates on Sept 30, 2009.	$1,541
Currency risk – US$ to Canadian	Increase in strength of the Canadian dollar against the US$ by 10% over the relevant closing rates on Sept 30, 2009.	$(5,446)
	Decrease in strength of the Canadian dollar against the US$ by 5% over the relevant closing rates on Sept 30, 2009.	$2,723
Currency risk – AUD$ to Canadian	Increase in strength of the Canadian dollar against the AUD$ by 10% over the relevant closing rates on Sept 30, 2009.	$(1,327)
	Decrease in strength of the Canadian dollar against the AUD$ by 5% over the relevant closing rates on Sept 30, 2009.	$664
Commodity price risk	Increase in relevant oil reference price at Sept 30, 2009 by US$5.00/bbl within option pricing models used to determine the fair value of derivative positions.	$2,532
	Decrease in relevant oil reference price at Sept 30, 2009 by US$5.00/bbl within option pricing models used to determine the fair value of derivative positions.	$(2,726)

Reasonably possible changes in the relevant variables associated with interest rate risk and equity price risk would not have had a material impact on net earnings for the period ended September 30, 2009.

16. RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

In June 2009 the CICA amended Section 3862, “Financial Instruments – Disclosures” to require certain additional disclosures relating to the determination of fair values. The amendments require that an entity disclose a fair value hierarchy classification for each class of financial instruments. The amendments are effective for annual financial statements ending on or after September 30, 2009 and Vermilion’s financial statements for the year ended December 31, 2009 will reflect these additional disclosure requirements. As the amendments related strictly to disclosures, the adoption of these amendments to Section 3862 will not have a material impact on the financial statements of the Trust.

CONTACT:
Vermilion Energy Trust
Lorenzo Donadeo, President & CEO
Curtis W. Hicks, C.A., Executive VP & CFO
and/or
Paul Beique, Vice President Capital Markets
403-269-4884
TOLL FREE 1-866-895-8101
investor_relations@vermilionenergy.com
www.vermilionenergy.com